TeliaSonera: TeliaSonera's Annual General Meeting, April 27, 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 27, 2006--Today's Annual General Meeting of TeliaSonera AB (publ), (HEX:TLS1V), (STO:TLSN), approved the income statement and balance sheet for 2005.

The Annual General Meeting decided upon a dividend to shareholders of SEK 3.50 per share, and May 3, 2006 was decided as the record date for the dividend. With this record date, it is estimated that the dividend will be sent out from VPC on May 8, 2006.

The shareholders' meeting discharged the Board of Directors and the CEO from liability for the financial year 2005.

Ordinary members Carl Bennet, Eva Liljeblom, Lennart Laftman, Sven-Christer Nilsson, Timo Peltola, Caroline Sundewall and Tom von Weymarn were re-elected. Lars-Erik Nilsson was elected as new ordinary member. Lars-Erik Nilsson, born 1943 has among other things been CEO and thereafter Chairman of the Board of Compaq Sweden.

Tom von Weymarn and Carl Bennet were re-elected as Chairman and Deputy Chairman of the Board of Directors, respectively.

The following directors' fees were approved for the Board of Directors: to the Chairman, SEK 800,000 (previously 750,000); to the Deputy Chairman, SEK 550,000; and to the other board members, elected by the Annual General Meeting, SEK 400,000 each. In addition, remuneration to the Chairman of the Board's Audit Committee of SEK 150,000 and of SEK 100,000 to each of the other members of the Audit Committee, and remuneration to the Chairman of the Board's Remuneration Committee with SEK 40,000 and of SEK 20,000 to each of the other members of the Remuneration Committee, were approved.

It was decided to make a reduction of the share capital by cancellation of shares owned by the company. The reduction of the share capital shall be carried out by means of cancellation of the 184.774.856 shares owned by TeliaSonera and which were repurchased through TeliaSonera's repurchase offer in 2005.

It was decided by the Annual General Meeting to adopt amended articles of association, mainly in order to adapt the articles of association to conform to the new Swedish Companies Act that entered into force in January 1, 2006.

It was decided that Jonas Iversen (the Swedish state), Markku Tapio (the Finnish state), KG Lindvall (Robur), Lennart Ribohn (SEB) together with Tom von Weymarn (the Chairman of the Board of Directors) were elected to the Nomination Committee.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera's Press Office, (0)8-713 58 30